BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS 60606

Telephone (312) 984-3100

Facsimile (312) 984-3150

August 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark S. Webb

                 Erin Purnell

Re:  Taylor Capital Group, Inc.

Registration Statement on Form S-3

Filed July 6, 2012

File No. 333-182571

Dear Mr. Webb and Ms. Purnell:

On behalf of Taylor Capital Group, Inc. (the “Company”), we hereby submit the following responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 17, 2012 (the “Comment Letter”), to Mr. Brian T. Black, General Counsel and Corporate Secretary of the Company, with respect to the above-referenced filing (the “Registration Statement”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.

Selling Securityholders

Common Stock, page 11

1. Please advise the staff whether each selling securityholder, in particular the Prairie Capital entities, is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

In response to the Staff’s comment, the Company took measures to investigate whether any selling securityholder named in the Registration Statement is a registered broker-dealer or an affiliate (as such term is defined under Rule 405) of a registered broker-dealer. In the course of this investigation, the Company made inquiries of, and received responses from, each of the selling securityholders named in the Registration Statement (or an authorized representative thereof) with respect to such selling securityholder’s status as, or affiliations with, a registered broker-dealer. Based upon the results of such inquires and investigation, the Company proposes to amend the disclosure contained in the Registration Statement under the heading “Selling Securityholders” to include a statement to the effect that, to the Company’s knowledge: (i) no selling securityholder named in the Registration Statement, including the Prairie Capital entities, is a registered broker-dealer or an affiliate of a registered broker-dealer; and (ii) each of the selling securityholders named in the Registration Statement acquired the securities being registered for resale pursuant to the Registration Statement as an investment.

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

U.S. Securities and Exchange Commission

August 1, 2012

2. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

As noted in response to Comment 1 above, to the Company’s knowledge, no selling securityholder named in the Registration Statement is a registered broker-dealer. Accordingly, the Company does not believe any further revision to the disclosures contained in the Registration Statement is necessary in response to this comment.

3. If any of the selling securityholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of purchase, the seller had no agreements or understandings, directory or indirectly, with any person to distribute the securities.

As noted in response to Comment 1 above, to the Company’s knowledge, no selling securityholder named in the Registration Statement is an affiliate of a registered broker-dealer. Accordingly, the Company does not believe any further revision to the disclosures contained in the Registration Statement is necessary in response to this comment.

4. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

As noted in response to Comment 1 above, to the Company’s knowledge, no selling securityholder named in the Registration Statement is an affiliate of a registered broker-dealer. Accordingly, the Company does not believe any further revision to the disclosures contained in the Registration Statement is necessary in response to this comment.

*    *    *

The Company believes the foregoing, together with the proposed disclosure amendment referenced therein, provides a complete response to the Comment Letter. The Company seeks to have the Registration Statement declared effective as quickly as possible. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please contact the undersigned at (312) 629-5143 if you have any questions or require any additional information.

Very truly yours,

/s/ Joseph T. Ceithaml
Joseph T. Ceithaml

cc:	Brian T. Black, Taylor Capital Group, Inc.

Dennis R. Wendte, Barack Ferrazzano Kirschbaum & Nagelberg LLP

Brad A. Kopetsky, Barack Ferrazzano Kirschbaum & Nagelberg LLP